

Mail Stop 4561

May 26, 2016

Roberto Simon
Chief Financial Officer
WEX, Inc.
97 Darling Ave.
South Portland, Maine 04106

      Re: WEX, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 26, 2016
               Form 8-K
               Filed April 27, 2016
               File No. 001-32426

Dear Mr. Simon:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Consolidated Statements of Income, page 62

1.   We note you earn revenue by assessing monthly finance fees on accounts with overdue balances. Please tell us your consideration of separately presenting interest income pursuant to Rule 5-03.7 and Rule 9-04 of Regulation S-X. In this regard, your MD&A should include quantified information on your other types of financing fees revenue, to the extent material. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 5 – Accounts Receivable and Reserves for Credit Losses, page 78

2.   We note from your disclosure on page 72 that you earn finance fees on accounts with overdue balances and occasionally these fees are waived. Please respond to the following:

- Tell us and revise your future filings to disclose your accounting policy for assessing whether or not a borrower is experiencing financial difficulty, and in turn, whether you grant concessions to borrowers experiencing financial difficulties that would be accounted for as Troubled Debt Restructurings ("TDRs"). Refer to ASC 310-40-15-5 through 15-12.
- Revise your future filings to disclose your TDRs in conformity with the guidance found at ASC 310-10-50-33 through 50-34 and illustrated at 55-12.

Note 17 – Non-Controlling Interest, page 99

3.   Please tell us what caused the purchase price paid to be in excess of the redemption value of the non-controlling interest in UNIK, how the redemption value was determined and the specific guidance you considered for recording that excess amount in additional paid-in capital. We refer you to ASC 480-10-S99-3A.

Note 20 – Cash and Dividend Restrictions, page 102

4.   We note from your disclosure on page 50 that WEX Bank must maintain minimum financial ratios, including risk-based asset and capital requirements. We also note from WEX Bank's most recent Call Report filed with its regulator that WEX Bank reports both common equity tier 1 capital and risk weighted assets. Please revise your future filings to disclose the regulatory capital requirements of WEX Bank. Refer to ASC 942-505-50-1 through 50-1F.

Form 8-K filed April 27, 2016

Exhibits 99.1 and 99.2

5.   You provided revenue as adjusted based on the average retail price of fuel for the same period in the prior year for the portion of your business that earns revenue based on a percentage of fuel spend and revenue as adjusted to the comparable margin from the prior year for the portions of your business that earn revenue based on margin spreads. You provided ANI Adjusted for FX and PPG noting that realized gains or losses on fuel price related hedges were removed from both current and the same period in the prior year.

Please tell us why you consider such adjustments are appropriate in view of Item 100(b) of Regulation G.

6.   You provided "Adjusted net income attributable to WEX Inc., with net FX and PPG/hedge adjustments per share: Diluted". Please revise future filings to provide reconciliation with the most directly comparable GAAP measure. We refer you to Item 100(a) of Regulation G. Also tell us whether you considered this as a performance or liquidity measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mengyao Lu at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services